UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

4 October 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

TNT Express and GeoPost sign strategic agreement 5-year contract feeds TNTs network expansions in Europe and Asia

4 October 2006

4 October 2006

TNT Express and GeoPost sign strategic agreement
5-year contract feeds TNT's network expansions in Europe and Asia

TNT Express, one of the world's leading express delivery companies, and GeoPost, the holding company for the parcel and express subsidiaries of France's national service Groupe La Poste, today announced the signing of a five-year agreement under which TNT Express will pick up and deliver international express parcels on behalf of GeoPost throughout its global network. The contract will start late January 2007 and will generate approximately € 120 million of revenues for TNT Express over 5 years.

Marie-Christine Lombard, Group Managing Director of TNT's express division, said that the contract comes at a time when TNT is consolidating its position in the international express parcels market. "TNT is rapidly expanding its network, especially in Asia. With acquisitions in China and India and the entry of two new Boeing 747 aircraft into the fleet to fly daily services between Europe and Asia as of next year, TNT is extremely well positioned to satisfy GeoPost's expectations."

For Paul-Marie Chavanne, President of GeoPost, "GeoPost is delighted with the agreement signed with TNT Express, which allows it to offer customers an array of air transport services complementing its very competitive European road transport offering proposed by its partners in Europe."

About TNT N.V.

TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people. In the first half of 2006, TNT reported € 5.3 billion in revenues and 671 million EBIT from continuing operations. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world.

About GeoPost SA

GeoPost is the holding company for the parcel and express subsidiaries of France's national postal service Groupe La Poste. GeoPost SA is a leading player in the global Parcels and Express market, operating in more than 30 countries under brand names such as DPD, Chronopost, Parceline, Masterlink. GeoPost is Europe's third largest provider of express and deferred parcels services. In 2005, GeoPost recorded a turnover of € 2.5 billion estimation for 2005, and shipped over 450 million parcels for 220,000 customers in over 30 countries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 4 October 2006